FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 15, 2005- Property Option

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: April 4, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: March 15, 2005

______________________________________________________________________________________

 PROPERTY OPTION

Logan Resources Ltd. (the “Company”) is pleased to announce that it has entered into an option agreement with Essendon Solutions Inc. (ESO) to earn 50% interest in the uranium mineral claims  (Claim Numbers S-107580 and S-107581, over 7,604 hectares). The claims are situated on the Carswell Dome, Athabaska Basin, Saskatchewan.

The terms of the agreement are as follows, ESO shall have the right to earn 50% interest in the property by paying $25,000 and issuing up to 200,000 common shares in the capital of ESO at a deemed price of $0.25 to Logan Resources Ltd. and fulfilling a work commitment of $300,000 on exploration and development on the property over 3 years. The $25,000 cash payment and 100,000 of the common shares will be paid and issued to Logan Resources Ltd. within 5 days of TSX Venture Exchange approval. ESO will issue 50,000 common shares to Logan Resources Ltd. on the first and second anniversary of the TSX Venture Exchange approval date. TSX Venture Exchange accepted the property agreement for filing on March 14, 2005.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns six precious and base metal properties in British Columbia, the Yukon and Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.